Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Edison Nation, Inc. on Amendment No. 3 to Form S-1 (File No. 333-236401) of our report dated May 29, 2020 with respect to our audits of the consolidated financial statements of Edison Nation, Inc. as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2019, using the modified retrospective approach.

/s/ Marcum llp

Marcum llp

New York, NY

August 28, 2020